Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Announces Results of Conversion Privilege of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 44 (NVCC)

TORONTO, November 16, 2023 – Bank of Montreal (the “Bank”) (TSX:BMO) (NYSE:BMO) today announced that none of its 16 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 44 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares Series 44”) will be converted on November 25, 2023 into Non-Cumulative Floating Rate Class B Preferred Shares, Series 45 (Non-Viability Contingent Capital (NVCC)) of the Bank (the “Preferred Shares Series 45”).

During the conversion period which ran from October 26, 2023 to November 10, 2023, 93,870 Preferred Shares Series 44 were tendered for conversion into Preferred Shares Series 45, which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 44 prospectus supplement dated September 10, 2018. As a result, no Preferred Shares Series 45 will be issued on November 25, 2023 and holders of Preferred Shares Series 44 will retain their shares.

The Preferred Shares Series 44 are currently listed on the Toronto Stock Exchange under the symbol BMO.PR.E. As previously announced on October 26, 2023, the dividend rate for the five-year period commencing on November 25, 2023 to, but excluding, November 25, 2028, will be 6.816 per cent.

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.25 trillion as of July 31, 2023. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to over 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

For News Media Enquiries:

Jeff Roman, Toronto, Jeff.Roman@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

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